02036484
NO ACT
P.E 1-24-02
1-08400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2002

Charles D. MarLett
Corporate Secretary
AMR Corporation
P.O. Box 619616
Dallas/ Fort Worth Airport, TX 75261-9616

Act	1934
Section	
Rule	14A-8
Public Availability	4/3/2002

Re: AMR Corporation
Incoming letter dated January 24, 2002

Dear Mr. MarLett:

This is in response to your letter dated January 24, 2002 concerning the shareholder proposal submitted to AMR by John Chevedden. We also have received letters from the proponent dated February 1, 2002 and March 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CRGH

AMR

January 24, 2002

Paula Dubberly, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
MS 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Chevedden

Dear Ms. Dubberly:

AMR Corporation (the "Corporation") has received a shareholder proposal (the "Proposal") from John Chevedden ("Chevedden" or the "Proponent") of Redondo Beach, California. The Proposal was submitted for consideration at the Corporation's 2002 annual meeting of shareholders which is scheduled for May 15, 2002. The Corporation intends to omit the Proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2002 annual meeting. The Corporation's reasoning for omitting the Proposal is set forth in Part C of this letter.

Pursuant to SEC Rule 14a-8(j) enclosed are:

1) the original and five copies of this letter;
2) six copies of the Corporation's bylaws (attachment A);
3) six copies of each of the following items of correspondence between Chevedden and the Corporation:

- Chevedden's correspondence, dated July 11, 2001, submitting his initial proposal (attachment B);
- the Corporation's response, dated July 17, 2001, informing Chevedden that he needed to provide evidence of his stock ownership and a statement regarding his intent to continue to own such stock (attachment C);
- Chevedden's response of July 30, 2001, responding to the Corporation's requests (attachment D);
- the Corporation's response of August 1, 2001, acknowledging that Chevedden had complied with its earlier requests but reserving the right to challenge the proposal at a later date (attachment E);
- Chevedden's correspondence of December 1, 2001, submitting an updated proposal (attachment F);

- The Corporation's response of December 13, 2001 informing Chevedden that the updated proposal exceeded the SEC's 500-word limit (attachment G);
- Chevedden's December 21, 2001, resubmission of the updated proposal as amended to comply with the SEC's 500-word limit (attachment H); and

4) six copies of each of the Charter of the Audit Committee (attachment I) and the Charter of the Compensation / Nominating Committee (attachment J).

This letter addresses Chevedden's December 21, 2001, revised Proposal (see attachment H).

A copy of this letter and its attachments are also being sent to Chevedden (via overnight courier) to notify him that the Corporation intends to omit his Proposal from the Corporation's proxy statement for the 2002 annual meeting.

A. The Proposal and Supporting Statement

The Proposal seeks to impose certain criteria upon directors who are members of key board committees. The Proposal states in part:

"AMR shareholders request a bylaw for the board ... to nominate only independent directors to key board committees.... The key board committees are:

- Audit
- Nominating
- Compensation"

Chevedden provides his definition of an independent director and directs the reader, for further information, to a website apparently maintained by the Council of Institutional Investors.

The supporting statement makes allegations with regard to financial relationships between the members of the Board and the Corporation in "3 separate instances". It then digresses to several extraneous issues unrelated to the Proposal, such as comments regarding Enron Corporation, PG&E Corporation and members of the Corporation's Board having links to outside companies.

B. The Corporation

AMR Corporation is a Delaware corporation governed by the Delaware General Corporation Law. The Corporation's directors are elected by its shareholders on an annual basis. The Corporation's bylaws provided that the Board of Directors may delegate its power and authority with regard to certain aspects of the Corporation's business to committees comprised of one or more directors (see Article VI of the bylaws). Pursuant to the bylaws, the Board of Directors has established an Audit Committee and a Compensation / Nominating Committee. Furthermore, the Board has enacted charters for each of these committees. The charters establish, among other things, the required qualifications for membership on each committee. The Corporation's common stock is publicly traded and is listed on the New York Stock Exchange.

C. Reasons for omitting the Proposal

The Corporation believes that it may omit the Proposal from its proxy materials under the following rules: Rule 14a-8(i)(6) because the Corporation lacks the power or authority to implement the Proposal; in the alternative, Rule 14a-8(i)(10), because the Proposal has been substantially implemented; and, Rule 14a-8(i)(3), because the supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy materials.

1. <u>The Corporation lacks the power or authority to implement the Proposal.</u>

Rule 14a-8(i)(6) permits a registrant to omit a Proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The election of directors of a Delaware corporation is the province of the shareholders. The Corporation (in the form of its Board) lacks the authority to implement the Proposal, and the Corporation may exclude the Proposal pursuant to Rule 14a-8(i)(6).

As noted above, the directors of the Corporation are elected by the shareholders at the annual meeting. Thus, it is not within the power of the Corporation or its Board to guarantee or enforce the election of any particular person or type of person as a director.

The Staff previously supported other registrants' omission of proposals that tried to impose specific qualification criteria upon individual directors, based on the Staff's opinion that it was beyond the Board's power to ensure the election of individuals as director who meet the criteria specified in the various proposals. See SEC No-Action Letter, AT&T Corporation (Feb. 13, 2001);

SEC No-Action Letter, The Boeing Company (Feb. 13, 2001); SEC No-Action Letter, Marriott International Inc. (Feb. 26, 2001); SEC No-Action Letter; PG&E Corporation (Jan. 22, 2001); SEC No-Action Letter, The Boeing Company (Mar. 6, 2000).

The Corporation believes Chevedden's Proposal also may be excluded. The Proponent desires to impose qualifications on members of the "key board committees" to which the Board as a whole is not subject. If the Proposal was approved, each director who failed to meet the Proponent's standards would be prohibited from serving on the Audit Committee and the Compensation / Nominating Committee, even though that director may be perfectly qualified to serve generally on the Board. Thus, the Corporation could be faced with a situation in which it has a fully staffed Board but has no "qualified" directors, according to the Proposal, to serve on the Audit and Compensation / Nominating Committees. The Staff previously permitted PG&E Corporation to rely upon Rule 14a-8(i)(6) and omit a proposal that was substantively identical to the Proposal at issue here. See SEC No-Action Letter, PG&E Corporation (Jan 22, 2001).

Because the Corporation lacks the power to ensure that the Board would contain enough directors to appropriately fill those key committees for which the Proposal seeks to impose additional qualifications, the Corporation may properly exclude the Proposal pursuant to Rule 14a-8(i)(6).

2. <u>The Proposal has been substantially implemented.</u>

In the alternative, Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal". The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC No-Action Letter, Exxon Mobil Corporation (Jan. 24, 2001); SEC No-Action Letter, Masco Corporation (Mar. 29, 1999); SEC No-Action Letter, BankAmerica Corporation (Feb. 10, 1997).

The Corporation has met the "substantially implemented" standard. The Corporation's bylaws (attached as Exhibit A to this letter) and policies require that the Audit and Compensation / Nominating Committees consist solely of independent directors. Article VI, Section 2 of the bylaws provides that the Audit Committee must consist of three or more directors, "none of the members of which shall be employees or officers of the corporation." The Charter of the Audit Committee ("Membership")(Attachment I) requires that all members of the Committee "meet the requirements of the Audit Committee Policy of the New York Stock Exchange". The NYSE Listed Company Manual, §303.01, provides a number of qualifications for membership on the Audit Committees of listed companies – all of which are consistent with what the Proponent appears to be advocating.

Article VI, Section 3 of the Corporation's bylaws provides that the Compensation / Nominating Committee consist of three or more directors, "except that no member of the Compensation / Nominating Committee may (i) be an employee or officer of the corporation or (ii) maintain a relationship with the corporation that would cause such member to be ineligible for membership on the Compensation / Nominating Committee pursuant to rules or regulations adopted by the Securities and Exchange Commission, the Internal Revenue Service or any other governmental agency." The criteria set forth in clause (ii) of this bylaw include the definition of "Non-Employee Director" set forth in Rule 16b-3(b)(3) under the Securities Exchange Act and the definition of "outside director" set forth in the rules and regulations under Section 162(m) of the Internal Revenue Code (which is substantially similar to the Rule 16b-3(b)(3) definition of Non-Employee Director). Also, the Charter of the Compensation / Nominating Committee ("Organization")(Attachment J) requires that its members be "independent of the management of the corporation, not employed by the corporation and [be] free of any relationship that would interfere with their exercise of independent judgment as a committee member".

Finally, the composition of the Corporation's Audit and Compensation / Nominating Committees comply with the standards that the Proponent advocates. The standard of independence proposed is that "a director whose only non-trivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive is his or her directorship." The members of the Audit and Compensation / Nominating Committees meet this standard. The three directors that the supporting statement implies should not sit on these Committees are not members of the Audit or Compensation / Nominating Committees (indeed one has retired from the Board of Directors). And, the definitions of independence that the Corporation has adopted are substantially similar to the definition referenced in the supporting statement.

In Masco Corporation, SEC No-Action Letter (Mar. 29, 1999), the Commission permitted the omission of a proposal that expressly sought to define a standard for the qualifications of "outside directors," because the

Masco board adopted a standard that was similar, but not identical, to the standard set forth in the Proposal. The standards of independence that the Corporation has adopted and applied for these Committees are as similar to this definition as the Masco board's standard was to the standard proposed by the shareholder proponent in that case.

For these reasons, the Corporation believes it is appropriate to omit the Proposal from the proxy materials under Rule 14a-8(i)(10).

3. The supporting statement for the Proposal is false and misleading.

Rule 14a-8(i)(3) allows the omission of a proposal if it or its supporting statement is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy materials. For purposes of Rule 14a-9, the Commission states that proxy material may be considered misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Note to Rule 14a-9.

The Proponent's supporting statement makes a number of unsupported and baseless statements regarding certain members of the Corporation's Board. At the outset, Chevedden identifies three instances where Board members have collected fees from the Corporation. Presumably, he is referring to Mr. Boren (weather fees), Mr. Graves (magazine publishing fees) and Mr. Kelly (legal fees). Mr. Kelly retired from the Board in March 2000 and thus should not be referenced at all. He also refers to the "less than exemplary overall director independence standards maintained by AMR directors". This conclusionary statement is Chevedden's alone and is supported by no authority whatsoever.

The supporting statement then lurches to a discussion of Enron Corporation, its "side deals", its bankruptcy and a Reuters headline referencing Enron Corporation. First, the one Enron "side deal" he references (consulting fees) is not present at the Corporation. Second, Chevedden makes no attempt to establish a foundation to support his link between the Corporation and its directors and Enron.

Chevedden makes much of the "links" the directors have to other companies. He implies that these links are harmful and yet cites no authority for his opinion. He then concludes this portion of his statement by noting that "40% of the total board is allowed to have links to the company". This statement makes no sense since all the Board members have links to the Corporation.

Chevedden then takes the reader to the PG&E shareholder meeting and states that his proposal won 45% support at that company's 2000 annual meeting. He makes no attempt to establish the relevance of what may or may not have happened at PG&E to the situation at the Corporation.

These and other unfounded and irrelevant allegations and negative comments in the supporting statement which impugn the character and integrity of the Corporation and its Board without factual foundation are per se misleading and excludable under Rules 14a-8(i)(3) and 14a-9. The Commission has previously found statements similar to those made by the Proponent to be excludable. See, e.g., SEC No-Action Letter, UST, Inc. (Feb. 22, 1999); SEC No-Action Letter Chemed Corporation (Nov. 16, 1998); SEC No-Action Letter, America West Holdings Corporation (Apr. 14, 1998).

In addition, the Proposal includes the addresses of two third-party websites. The Commission has previously found that references to Internet addresses and/or websites are excludable and may be omitted from supporting statements. See SEC Staff Legal Bulletin No. 14 (CF) (July 13, 2001). The website address for The Corporate Library is incorrectly given in the Proposal, which could be misleading by linking to an unknown website. Also, any reference to website addresses can be uncertain given that a website (particularly a third-party website) cannot be regulated for content and is constantly subject to change.

The Corporation believes these defects in the Proposal and supporting statement are so pervasive that Rule 14a-8(i)(3) provides a separate and additional basis on which to omit the Proposal. However, if the Proposal cannot be omitted, the Corporation believes, at a minimum, that Chevedden should be required to amend the supporting statement to eliminate its unfounded attacks on the Corporation's directors and to delete the irrelevant and baseless statements relating to Enron Corporation and PG&E Corporation. In addition, the Proposal should eliminate the reference to the website addresses of the Council of Institutional Investors and The Corporate Library.

D. Conclusion

Based on the foregoing, the Corporation believes, and it is my legal opinion, that the Proposal may be omitted from the Corporation's proxy materials for the reasons set forth in Part C of this letter. The Corporation respectfully requests the concurrence of the Commission's Staff in this opinion.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about April 17, 2002, and wishes to release a draft of the proxy materials to its printer by April 5, 2002. Thus, we would appreciate the Commission's response on or before April 4, 2002.

If you have any questions or would like any additional information regarding the foregoing, please call me at (817) 967-1254.

Thank you for your attention to this matter.

Very truly yours,

Charles D. MarLett
Corporate Secretary

Enclosures

cc: Mr. J. Chevedden (w/ enclosures), via overnight courier

AMR CORPORATION

BYLAWS

(As amended January 19, 2000)

ARTICLE I

Offices

The registered office of the corporation in the State of Delaware is to be located in the City of Wilmington, County of New Castle. The corporation may have other offices within and without the State of Delaware.

ARTICLE II

Meetings of Stockholders

Section 1. Annual Meetings. An annual meeting of stockholders to elect directors and to take action upon such other matters as may properly come before the meeting shall be held on the third Wednesday in May of each year, or on such other day, and at such time and at such place, within or without the State of Delaware, as the board of directors or the chairman of the board may from time to time fix.

Any stockholder wishing to bring a matter before an annual meeting must notify the secretary of the corporation of such fact not less than sixty nor more than ninety days before the date of the meeting. Such notice shall be in writing and shall set forth the business proposed to be brought before the meeting, shall identify the stockholder and shall disclose the stockholder's interest in the proposed business.

Section 2. Special Meetings. A special meeting of stockholders shall be called by the secretary upon receipt of a request in writing of the board of directors, the chairman of the board or the president. Any such meeting shall be held at the principal business office of the corporation unless the board shall name another place therefor, at the time specified by the body or persons calling such meeting.

Section 3. Nominees For Election As Director. Nominations for election as director, other than those made by or at the direction of the board of directors, must be made by timely notice to the secretary, setting forth as to each nominee the information required to be included in a proxy statement under the proxy rules of the Securities and Exchange Commission. If such election is to occur at an annual meeting of stockholders, notice shall be timely if it meets the requirements of such proxy rules for proposals of security holders to be presented at an annual meeting. If such election is to occur at a special meeting of stockholders, notice shall be timely if received not less than ninety days prior to such meeting.

Section 4. Notice of Meetings. Written notice of each meeting of stockholders shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, such notice shall be mailed, postage prepaid, to each stockholder entitled to vote at such meeting, at his address as it appears on the records of the corporation, not less than ten nor more than sixty days before the date of the meeting. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than thirty days or a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. Chairman and Secretary at Meetings. At any meeting of stockholders the chairman of the board, or in his absence, the president, or if neither such person is available, then a person designated by the board of directors, shall preside at and act as chairman of the meeting. The secretary, or in his absence a person designated by the chairman of the meeting, shall act as secretary of the meeting.

Section 6. Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Section 7. Quorum. At all meetings of the stockholders the holders of one-third of the number of shares of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the election of directors and the transaction of other business, except as otherwise provided by law or by the certificate of incorporation or by any resolution of the board of directors creating any series of Preferred Stock.

If holders of the requisite number of shares to constitute a quorum shall not be present in person or represented by proxy at any meeting of stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time until a quorum shall be present or represented. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 8. Voting. At any meeting of stockholders, except as otherwise provided by law or by the certificate of incorporation or by any resolution of the board of directors creating any series of Preferred Stock:

(a) Each holder of record of a share or shares of stock on the record date for determining stockholders entitled to vote at such meeting shall be entitled to one vote in person or by proxy for each share of stock so held.

(b) Directors shall be elected by a plurality of the votes cast by the holders of Common Stock, present in person or by proxy.

(c) Each other question properly presented to any meeting of stockholders shall be decided by a majority of the votes cast on the question entitled to vote thereon.

(d) Elections of directors shall be by ballot but the vote upon any other question shall be by ballot only if so ordered by the chairman of the meeting or if so requested by stockholders, present in person or represented by proxy, entitled to vote on the question and holding at least 10% of the shares so entitled to vote.

Section 9. Action By Written Consent. Any stockholder seeking to act by written consent of stockholders shall notify the secretary in writing of such intent and shall request the board of directors to fix a record date for determining the stockholders entitled to vote by consent. The notice shall specify the actions sought to be taken and, if the election of one or more individuals as director is sought, shall include as to each nominee the information required to be included in a proxy statement under the proxy rules of the Securities and Exchange Commission. Such record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the board of directors.

The board of directors shall promptly, but in all events within ten (10) days after the date on which the written request for fixing a record date was received by the secretary, adopt a resolution fixing the record date. If no record date has been fixed by the board of directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to vote by consent, when no prior action by the board of directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken was delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or any officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the board of directors and prior action by the board of directors is required by applicable law, the record date for determining stockholders entitled to vote by consent shall be at the close of business on the date on which the board of directors adopts the resolution taking such prior action.

Section 10. List of Stockholders. At least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder shall be prepared. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 11. Judges of Election. Whenever a vote at a meeting of stockholders shall be by ballot, or whenever written consent to action is sought, the proxies and ballots or consents shall be received and taken charge of, and all questions touching on the qualification of voters and the validity of proxies and consents and the acceptance and rejection of votes shall be decided by two judges of election. In the case of a meeting of stockholders, such judges of election shall be appointed by the board of directors before or at the meeting, and if no such appointment shall have been made, then by the stockholders at the meeting. In the case of a solicitation of consents, such judges of election shall be appointed by the board of directors on or before the record date for determining the stockholders entitled to vote by consent, and if no such appointment shall have been made, then by the chairman of the board or the president. If for any reason either of the judges of election previously appointed shall fail to attend or refuse or be unable to serve, a judge of election in place of any so failing to attend or refusing or unable to serve, shall be appointed by the board of directors, the stockholders at the meeting, the chairman of the board or the president.

ARTICLE III

Directors: Number, Election, Etc.

Section 1. Number. The board of directors shall consist of such number of members, not less than three, as the board of directors may from time to time determine by resolution, plus such additional persons as the holders of the Preferred Stock may be entitled from time to time, pursuant to the provisions of any resolution of the board of directors creating any series of Preferred Stock, to elect to the board of directors.

Section 2. Election, Term, Vacancies. Directors shall be elected each year at the annual meeting of stockholders, except as hereinafter provided, and shall hold office until the next annual election and until their successors are duly elected and qualified. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum.

Section 3. Resignation. Any director may resign at any time by giving written notice of such resignation to the board of directors, the chairman of the board, the president or the secretary. Any such resignation shall take effect at the time specified therein or, if no time be specified, upon the receipt thereof by the board of directors or one of the above-named officers and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4. Removal. Any director may be removed from office at any time, with or without cause, by a vote of a majority of a quorum of the stockholders entitled to vote at any regular meeting or at any special meeting called for the purpose.

Section 5. Fees and Expenses. Directors shall receive such fees and expenses as the board of directors shall from time to time prescribe.

ARTICLE IV

Meetings of Directors

Section 1. Regular Meetings. Regular meetings of the board of directors shall be held at the principal office of the corporation, or at such other place (within or without the State of Delaware), and at such time, as may from time to time be prescribed by the board of directors or stockholders. A regular annual meeting of the board of directors for the election of officers and the transaction of other business shall be held on the same day as the annual meeting of the stockholders or on such other day and at such time and place as the board of directors shall determine. No notice need be given of any regular meeting.

Section 2. Special Meetings. Special meetings of the board of directors may be held at such place (within or without the State of Delaware) and at such time as may from time to time be determined by the board of directors or as may be specified in the call and notice of any meeting. Any such meeting shall be held at the call of the chairman of the board, the president, a vice president, the secretary, or two or more directors. Notice of a special meeting of directors shall be mailed to each director at least three days prior to the meeting date, provided that in lieu thereof, notice may be given to each director personally or by telephone, or dispatched by telegraph, at least one day prior to the meeting date.

Section 3. Waiver of Notice. In lieu of notice of meeting, a waiver thereof in writing, signed by the person or persons entitled to said notice whether before or after the time stated therein, shall be deemed equivalent thereto. Any director present in person at a meeting of the board of directors shall be deemed to have waived notice of the time and place of meeting.

Section 4. Action Without Meeting. Unless otherwise restricted by the certificate of incorporation, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all members of the board of directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the board of directors or of such committee.

Section 5. Quorum. At all meetings of the board, one-third of the total number of directors shall constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by law.

If at any meeting there is less than a quorum present, a majority of those present (or if only one be present, then that one), may adjourn the meeting from time to time without further notice other than announced at the meeting until a quorum is present. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally scheduled.

Section 6. Business Transacted. Unless otherwise indicated in the notice of meeting or required by law, the certificate of incorporation or bylaws of the corporation, any and all business may be transacted at any directors' meeting.

ARTICLE V

Powers of the Board of Directors

The management of all the property and business of the corporation and the regulation and government of its affairs shall be vested in the board of directors. In addition to the powers and authorities by these bylaws and the certificate of incorporation expressly conferred on them, the board of directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by law, or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

ARTICLE VI

Committees

Section 1. Executive Committee. The board of directors may, by resolution passed by a majority of the whole board, designate an executive committee, to consist of three or more members. The chief executive officer plus one other member of the executive committee shall constitute a quorum.

The executive committee shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, with the exception of such powers and authority as may be specifically reserved to the board of directors by law or by resolution adopted by the board of directors.

Section 2. Audit Committee. The board of directors may, by resolution passed by a majority of the whole board, designate an audit committee, to consist of three or more members, none of the members of which shall be employees or officers of the corporation. A majority of the members of the audit committee shall constitute a quorum.

The audit committee shall from time to time review and make recommendations to the board of directors with respect to the selection of independent auditors, the fees to be paid such auditors, the adequacy of the audit and accounting procedures of the corporation, and such other matters as may be specifically delegated to the committee by the board of directors. In this connection the audit committee shall, at its request, meet with representatives of the independent auditors and with the financial officers of the corporation separately or jointly.

Section 3. Compensation/Nominating Committee. The board of directors may, by resolution passed by a majority of the whole board, designate a compensation/nominating committee, to consist of three or more members of the board of directors, except that no member of the compensation/nominating committee may (i) be an employee or officer of the corporation or (ii) maintain a relationship with the Corporation that would cause such member to be ineligible for membership on the compensation/nominating committee pursuant to rules or regulations adopted by the Securities and Exchange Commission, the Internal Revenue Service or any other governmental agency. A majority of the members of the compensation/nominating committee shall constitute a quorum.

The compensation/nominating committee shall from time to time review and make recommendations to the board of directors with respect to the management remuneration policies of the corporation including but not limited to salary rates and fringe benefits of elected officers, other remuneration plans such as incentive compensation, deferred compensation and stock option plans, directors' compensation and benefits. The compensation/nominating committee shall also make recommendations to the board of directors (i) concerning suitable candidates for election to the board, (ii) regarding assignments to board committees, and (iii) with respect to promotions, changes and succession among the senior management of the corporation and such other matters as may be specifically delegated to the committee by the board of directors.

Section 4. Governance Committee. The board of directors may, by resolution passed by a majority of the whole board, designate a governance committee, to consist of three or more members, none of the members of which shall be employees or officers of the corporation. A majority of the members of the nominating and governance committee shall constitute a quorum.

The governance committee shall make recommendations to the board of directors concerning the practices and procedures for the proper and efficient management of the board of directors as determined by the committee. The governance committee shall perform such other duties as may be specifically delegated to the committee by the board of directors.

Section 5. Committee Procedure, Seal.

(a) The executive, compensation/nominating, governance, and audit committees shall keep regular minutes of their meetings, which shall be reported to the board of directors, and shall fix their own rules of procedures.

(b) The executive, compensation/nominating, governance, and audit committees may each authorize the seal of the corporation to be affixed to all papers which may require it.

(c) In the absence, or disqualification, of a member of any committee, the members of that committee present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of such absent or disqualified member.

Section 6. Special Committees. The board of directors may, from time to time, by resolution passed by a majority of the whole board, designate one or more special committees. Each such committee shall have such duties and may exercise such powers as are granted to it in the resolution designating the members thereof. Each such committee shall fix its own rules of procedure.

ARTICLE VII

Indemnification

Section 1. Nature of Indemnity. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was or has agreed to become a director or officer of the corporation, or is or was serving or has agreed to serve at the request of the corporation as a director or officer, of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action by reason of the fact that he is or was or has agreed to become an employee or agent of the corporation, or is or was serving or has agreed to serve at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful; except that in the case of an action or suit by or in the right of the corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware

Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case. such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. Successful Defense. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 hereof or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 3. Determination That Indemnification Is Proper.

(a) Any indemnification of a director or officer of the corporation under Section 1 hereof (unless ordered by a court) shall be made by the corporation unless a determination is made that indemnification of the director or officer is not proper in the circumstances because he has not met the applicable standard of conduct set forth in Section 1 hereof. Such determination shall be made, with respect to a director or officer, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(b) Any indemnification of an employee or agent of the corporation (who is not also a director or officer of the corporation) under Section l hereof (unless ordered by a court) may be made by the corporation upon a determination that indemnification of the employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section l hereof. Such determination, in the case of an employee or agent, may be made (1) in accordance with the procedures outlined in the second sentence of Section 3(a), or (2) by an officer of the corporation, upon delegation of such authority by a majority of the Board of Directors.

Section 4. <u>Advance Payment of Expenses</u>. Expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. The board of directors may authorize the corporation's counsel to represent a director, officer, employee or agent in any action, suit or proceeding, whether or not the corporation is a party to such action, suit or proceeding.

Section 5. Procedure for Indemnification of Directors or Officers. Any indemnification of a director or officer of the corporation under Sections 1 and 2, or advance of costs, charges and expenses of a director or officer under Section 4 of this Article, shall be made promptly, and in any event within 60 days, upon the written request of the director or officer. If the corporation fails to respond within 60 days, then the request for indemnification shall be deemed to be approved. The right to indemnification or advances as granted by this Article shall be enforceable by the director or officer in any court of competent jurisdiction if the corporation denies such request, in whole or in part. Such person's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Section 4 of this Article where the required undertaking, if any, has been received by the corporation) that the claimant has not met the standard of conduct set forth in Section 1 of this Article, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors or a committee thereof, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 of this Article, nor the fact that there has been an actual determination by the corporation (including its board of directors or a committee thereof, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 6. Survival; Preservation of Other Rights. The foregoing indemnification provisions shall be deemed to be a contract between the corporation and each director, officer, employee and agent who serves in such capacity at any time while these provisions as well as the relevant provisions of the Delaware Corporation Law are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit, or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a "contract right" may not be modified retroactively without the consent of such director, officer, employee or agent.

The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 7. Insurance. The corporation shall purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire board of directors.

Section 8. Savings Clause. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director or officer and may indemnify each employee or agent of the corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the full extent permitted by applicable law.

ARTICLE VIII

Officers

Section 1. General. The officers of the corporation shall be the chairman of the board, a vice-chairman, president, one or more vice presidents (including executive vice presidents and senior vice presidents), a secretary, a controller, a treasurer, and such other subordinate officers as may from time to time be designated and elected by the board of directors.

Section 2. Other Offices. The chairman of the board shall be chosen by the board of directors from among their own number. The other officers of the corporation may or may not be directors.

Section 3. Term. Officers of the corporation shall be elected by the board of directors and shall hold their respective offices during the pleasure of the board and any officer may be removed at any time, with or without cause, by a vote of the majority of the directors. Each officer shall hold office from the time of his appointment and qualification until the next annual election of officers or until his earlier resignation or removal except that upon election thereof a shorter term may be designated by the board of directors. Any officer may resign at any time upon written notice to the corporation.

Section 4. Compensation. The compensation of officers of the corporation shall be fixed, from time to time, by the board of directors.

Section 5. Vacancy. In case any office becomes vacant by death, resignation, retirement, disqualification, removal from office, or any other cause, the board of directors may abolish the office (except that of president, secretary and treasurer) or elect an officer to fill such vacancy.

ARTICLE IX

Duties of Officers

Section 1. Chairman of the Board, Vice-Chairman, President. The chairman of the board shall be the chief executive officer of the corporation. He shall have general supervisory powers over all other officers, employees and agents of the corporation for the proper performance of their duties and shall otherwise have the general powers and duties of supervision and management usually vested in the chief executive officer of a corporation. The vice-chairman shall perform such duties as shall be assigned to him by the board of directors or the chairman of the board. The president shall have the general powers and duties of supervision and management of the corporation as the chairman shall assign. The chairman of the board shall preside at and act as chairman of all meetings of the board of directors. The president shall preside at any meeting of the board of directors in the event of the absence of the chairman of the board. The offices of chairman of the board and president may be filled by the same individual.

Section 2. Vice Presidents. Each vice president (including executive vice presidents and senior vice presidents) shall perform such duties as shall be assigned to him by the board of directors, the chairman of the board or the president.

Section 3. Secretary. The secretary shall record all proceedings of the meetings of the corporation, its stockholders and the board of directors and shall perform such other duties as shall be assigned to him by the board of directors, the chairman of the board, or the president. Any part or all of the duties of the secretary may be delegated to one or more assistant secretaries.

Section 4. Controller. The controller shall perform such duties as shall be assigned to him by the chairman of the board, the president or such vice president as may be responsible for financial matters. Any or all of the duties of the controller may be delegated to one or more assistant controllers.

Section 5. Treasurer. The treasurer shall, under the direction of the chairman of the board, the president or such vice president as may be responsible for financial matters, have the custody of the funds and securities of the corporation, subject to such regulations as may be imposed by the board of directors. He shall deposit or have deposited, all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors or as may be designated by the appropriate officers pursuant to a resolution of the board of directors. He shall disburse, or have disbursed, the funds of the corporation as may be ordered by the board of directors or properly authorized officers, taking proper vouchers therefor. If required by the board of directors he shall give the corporation bond in such sum and in such form and with such security as may be satisfactory to the board of directors, for the faithful performance of the duties of his office. He shall perform such other duties as shall be assigned to him by the board of directors, the chairman of the board, the president or such vice president as may be responsible for financial matters. Any or all of the duties of the treasurer may be delegated to one or more assistant treasurers.

Section 6. Other Officers' Duties. Each other officer shall perform such duties and have such responsibilities as may be delegated to him by the superior officer to whom he is made responsible by designation of the chairman of the board or the president.

Section 7. Absence or Disability. The board of directors or the chairman of the board may delegate the powers and duties of any absent or disabled officer to any other officer or to any director for the time being. In the event of the absence or temporary disability of the chairman of the board, the president shall assume his powers and duties while he is absent or so disabled.

ARTICLE X

Stock

Section 1. Certificates. Certificates of stock of the corporation shall be signed by, or in the name of the corporation by, the chairman of the board, the president or a vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation. If such certificate is countersigned, (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, then any other signature on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 2. Transfers. Shares of stock shall be transferable on the books of the corporation by the holder of record thereof in person or by his attorney upon surrender of such certificate with an assignment endorsed thereon or attached thereto duly executed and with such proof of authenticity of signatures as the corporation may reasonably require. The board of directors may from time to time appoint such transfer agents or registrars as it may deem advisable and may define their powers and duties. Any such transfer agent or registrar need not be an employee of the corporation.

Section 3. Record Holder. The corporation may treat the holder of record of any shares of stock as the complete owner thereof entitled to receive dividends and vote such shares, and accordingly shall not be bound to recognize any interest in such shares on the part of any other person, whether or not it shall have notice thereof.

Section 4. Lost and Damaged Certificates. The corporation may issue a new certificate of stock to replace a certificate alleged to have been lost, stolen, destroyed or mutilated upon such terms and conditions as the board of directors may from time to time prescribe.

Section 5. Fixing Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action

ARTICLE XI

Miscellaneous

Section l. Fiscal Year. The fiscal year of the corporation shall begin upon the first day of January and terminate upon the 31st day of December, in each year.

Section 2. Stockholder Inspection of Books and Records. The board of directors from time to time shall determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the corporation, or any of them, shall be open to the inspection of a stockholder and no stockholder shall have any right to inspect any account, book or document of the corporation except as conferred by statute or authorized by resolution of the board of directors.

Section 3. Seal. The corporate seal shall be circular in form and have inscribed thereon the name of the corporation and the words "Corporate Seal, Delaware."

ARTICLE XII

Amendments to Bylaws

Subject to the provisions of any resolution of the board of directors creating any series of Preferred Stock, the board of directors shall have power from time to time to make, alter or repeal bylaws, but any bylaws made by the board of directors may be altered, amended or repealed by the stockholders at any annual meeting of stockholders, or at any special meeting provided that notice of such proposed alteration, amendment or repeal is included in the notice of such special meeting.

amrbylaws0119/cer1.brl

Attachment B

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 817/967-4162

July 11, 2001

Mr. Donald J. Carty
Chairman
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, TX 76155

Dear Mr. Carty and Directors of AMR Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual meeting or next shareholder meeting. Rule 14a-8 requirements are and/or will be met.

It is also respectfully requested that the company specify any enhancements in corporate governance practices since the 2000 annual meeting.

Sincerely,

John Chevedden
AMR Corporation Shareholder

Charles D. MarLett
Corporate Secretary
FX: 817/967-4313

RX TIME 07/11 '01 23:26

July 11, 2001
PROPOSAL 3
INDEPENDENT DIRECTORS

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

RESOLVED:
INDEPENDENT DIRECTORS

AMR shareholders recommend a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website, *www.cii.org*.

Institutional Investors own 90% of AMR stock.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, require that any change on this proposal topic be put to shareholder vote – as a separate proposal and apply to successor companies.

SUPPORTING STATEMENT:
What incentive is there for good corporate governance – highlighted by independent directors on key committees?

A survey by McKinsey & Co., international management consultant, shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

The Council of Institutional Investors recommends independent directors for each key board committee seat, the topic of this proposal.

This one proposal for shareholder vote on poison pills, to increase director accountability, is believed more important due to the corporate governance practices allowed at AMR currently or recently:

Directors allowed to collect additional fees from AMR in 3 separate instances:
A director collected legal fees from AMR
A 2nd director collected weather information fees from AMR
A 3rd director collected fees for his magazine from AMR

Directors are allowed to have links to the same outside companies in 4 separate instances:

3 directors have links to one outside company:	Morgan Stanley
2 directors have links to a 2nd outside company:	Dell

RX TIME 07/11 '01 23:26

2 directors have links to a 3rd outside company: Allstate
2 directors have links to 4th outside company: Sears

Directors are allowed to sit on 4-to-8 outside boards in 7 separate instances:

One director sits on 8 outside boards
2 directors each sit on 7 outside boards
Another director sits on 6 outside boards
Another director sits on 5 outside boards
2 other directors each sit on 4 outside boards

40% of the total board is allowed to have links to the company.

Additionally, cumulative voting is not allowed.

This proposal topic, introduced by this same proponent, John Chevedden, Redondo Beach, Calif., won an impressive 45% of the yes and no votes cast at the PG&E Corp. (PCG) 2000 shareholder meeting.

It is believed that greater accountability through independent directors on key committees will improve AMR performance in facing these challenges cited by AMR:

1) The flagging U.S. economy

2) High fuel prices

3) Expected AMR 2nd-quarter loss of more than $100 million

4) Expected AMR loss for full-year 2001 if there is no reversal of the sharp decline in business travel

5) Expected AMR $425 million 2nd-quarter write-off on aging aircraft

To increase shareholder value through improved accountability vote yes for:

INDEPENDENT DIRECTORS
YES ON 3

The company is respectfully requested to insert the correct proposal number based on the date of proposal submittal.

July 17, 2001

Via Federal Express

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Re: U.S. Securities and Exchange Commission ("SEC") Rules Governing Shareholder Proposals

Your proposal for inclusion in AMR's 2002 proxy statement arrived on July 11, 2001.

Rule 14a-8 of Regulation of 14A under the Securities Exchange Act of 1934, as amended, governs shareholder proposals such as your. That Rule requires, among other things, that the proponent:

1) Must hold securities of AMR with a market value of at least $2,000 (Rule 14-8(b)); and

2) Must have held the securities for at least one year prior to submitting the proposal (in this case, since July 11, 2000) and must provide a statement stating that such proponent intends to continue to hold the securities through the date of the meeting of shareholders. (Rule 14a-8(d)).

As we are unable to find in our records evidence of AMR stock ownership by you, we will need a statement from your broker or bank that confirms you have at least $2,000 of AMR stock and that you've held such stock continuously since July 11, 2000 (or earlier). We will also need a written statement stating your intent to continue to hold the securities through the date of the meeting of shareholders. We need this material within 14 days of your receipt of this letter (Rule 14a-8(f)). I understand that you provided information relating to your AMR stock ownership in connection with a proposal you submitted for the 2001 proxy statement, however, since that information may have changed, we cannot rely upon it for the 2002 proxy statement.

If we do not receive the materials set forth above, we will exclude your proposal. While we appreciate your interest as a shareholder, we require all shareholders who submit proposals to comply with the rules of the SEC.

Should you submit the materials set forth above, we still may decide to contest inclusion of your proposal in the AMR proxy statement, as provided in Rule 14a-8(i). In that case we will submit to the SEC, and we will provide you with a copy of our submission, the reasons that we are seeking to exclude your proposal no later than 80 days before we file the definitive proxy statement with the SEC. We anticipate that we will file the proxy statement for the 2002 Annual Meeting approximately on April 22, 2002.

Thank you for your cooperation.

Very truly yours,

Charles D. MarLett
Corporate Secretary

chevedden-letter071701

Attachment D

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 817/967-4313

July 30, 2001

Mr.Charles D. MarLett
Corporate Secretary
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, TX 76155

Dear Mr. MarLett,

Regarding the Rule 14a-8 proposal submitted for the 2002 annual meeting or next shareholder meeting, Rule 14a-8 requirements are and/or will be met including continuous ownership of the required stock through the date of the meeting in which the proposal will be presented. Broker verification requested by the company is enclosed.

Please advise on July 31, 2001 by telephone and/or facsimile whether there is any question on this meeting the company stated requirement.

Sincerely,

John Chevedden
AMR Corporation Shareholder

cc:
Donald J. Carty
Chairman
FX: 817/967-4162

Fidelity Investments

PO Box 500
Contra Way
Merrimack, NH 03054-9894

July 20, 2001

Mr. John R. Chevedden
2215 Nelson Avenue, Apartment 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his position in AMR Corporation, AMR.

I can confirm that John Chevedden currently holds 100 shares of AMR, and that he has continuously held those shares since December 31, 1999, with no withdrawals, in his Fidelity Account.

I hope that this information is helpful. Please call me if you have any additional questions at 800-854-2826, extension 7726.

Sincerely,

John Stiles
Priority Service Specialist

Our file: W00364-20JUL01

AMR

August 1, 2001

Via Facsimile (310) 371-7872
and Federal Express

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Re: Stockholder Proposal for AMR Corporation
2002 Proxy Statement

We are in receipt of your response dated July 30, 2001 to our correspondence to you dated July 17, 2001. As required by Rule 14a-8 of Regulation of 14A under the Securities Exchange Act of 1934, as amended, the shareholder proposal submitted by you on July 11, 2001 had to meet certain requirements. You have met the requirements stated in our correspondence by: (i) responding within 14 calendar days of receipt of our correspondence, (ii) supplying proof of ownership of AMR stock with a market value of at least $2,000 and (iii) supplying your statement of intent to hold the AMR stock through the date of AMR's 2002 Annual Meeting.

We still may decide to contest inclusion of your proposal in the AMR proxy statement, as provided in Rule 14a-8(i). In that case we will submit to the Securities and Exchange Commission ("SEC"), and we will provide you with a copy of our submission, the reasons that we are seeking to exclude your proposal no later than 80 days before we file the definitive proxy statement with the SEC. We anticipate that we will file the proxy statement for the 2002 Annual Meeting approximately on April 22, 2002.

Thank you for your cooperation.

Very truly yours,

Charles D. MarLett
Corporate Secretary

P. O. BOX 619616, DALLAS/FORT WORTH AIRPORT, TEXAS 75261-9616

Attachment F

Update of 14a-8 proposal submitted in July 2001
To: Donald J. Carty, AMR Corporation Chairman
Intend to continue to meet all rule 14a-8 rules including stock ownership past annual meeting
December 1, 2001

---

3 – FOR INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity.]

This rule 14a-8 proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Resolved:

INDEPENDENT DIRECTORS

AMR shareholders request a sustained policy be adopted that the board (and/or management, if applicable) nominate only independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website (*www.cii.org*).

Institutional Investors own 90% of AMR stock.

The key board committees are:

- Audit
- Nominating
- Compensation

One important step

This one proposal, to concentrate independent directors on key committees, seems reasonable to compensate for the less than exemplary overall director independence standards maintained by AMR directors, for example:

1) Directors allowed to collect additional fees from AMR in 3 separate instances:

- One director collected legal fees from AMR
- A 2nd director collected weather information fees from AMR
- A 3rd director collected fees for his magazine from AMR

Compare AMR director fees to Enron director "side deals"
"Enron Directors' Deals Raise Eyebrows" – *Reuters* Headline

Directors of Enron, already under fire for failing to identify and correct problems that brought the energy trading giant to the brink, had lucrative side deals with the company that drew added criticism from corporate governance experts. The deals ranged from consulting jobs to purchases of goods and services from affiliated companies.

2) AMR directors are allowed to have links to the same outside companies in 4 separate instances:

- 3 directors have links to outside company Morgan Stanley
- 2 directors have links to outside company Dell

- 2 directors have links to outside company Allstate
- 2 directors have links to outside company Sears

3) Directors are allowed to sit on 4-to-8 outside boards in 7 separate instances:
- One director sits on 8 outside boards
- 2 directors each sit on 7 outside boards
- Another director sits on 6 outside boards
- Another director sits on 5 outside boards
- 2 other directors each sit on 4 outside boards

4) 40% of the total board is allowed to have links to the company.

Supports sustained independent oversight

This proposal is significant because it is believed that under current rules, non-independent directors, determined by the above definition, could be nominated to key board *committees at almost any time in the future*. I believe that the long-term independent oversight of our management is key to addressing a sustained AMR recovery.

This topic won 45% approval at the PG&E Corporation (PCG) 2000 shareholder meeting.

The text of the PG&E proposal, with further information on potential conflicts for non-independent directors, is available at The Corporate Library website: *www.thecorporatelibrary.com*

A Public Trust to Maintain

The independent oversight of our company by directors is a public trust. Our national commerce depends significantly on our company – in addition to our many customers, employees, pensioners and institutional investors. Conversely our company, its valued employees and all its other assets, depend on the vast public infrastructure. I believe that the duty of our directors to loyalty and prudence will be safeguarded by the nomination of independent directors to key board committees.

This proposal is consistent with the growing focus on independent directors formally cited by Bradley Davis at the American Society of Corporate Secretaries Technology Seminar, March 2001:

> Companies, both public and private, are placing increasing value on the expertise and perspective that independent directors can bring to their boards.

For sustained shareholder value vote yes:

FOR INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 3

Text above the first horizontal line and text below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

RX TIME 12/01 '01 13:17

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

RX TIME 12/01 '01 18:17

December 13, 2001

Via Facsimile (310) 371-7872
and Federal Express

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Re: Stockholder Proposal for AMR Corporation
2002 Proxy Statement

Your amended proposal for inclusion in AMR's 2002 proxy statement arrived via facsimile on December 1, 2001.

We have your statement of intent to hold your AMR stock through the date of AMR's 2002 Annual Meeting and the statement from your broker regarding the period of time you've owned your AMR Stock. We assume these statements have not changed. However, as required also by Rule 14a-8(d), your amended proposal cannot exceed 500 words. As currently written, it contains 585 words. You must respond with a revised proposal of 500 or less words within 14 calendar days of receipt of this correspondence.

We still may decide to contest inclusion of your proposal in the AMR proxy statement, as provided in Rule 14a-8(i). In that case we will submit to the Securities and Exchange Commission ("SEC"), and we will provide you with a copy of our submission, the reasons that we are seeking to exclude your proposal no later than 80 days before we file our definitive proxy statement with the SEC. We anticipate that we will file the proxy statement for the 2002 Annual Meeting approximately on April 22, 2002.

Thank you for your cooperation.

Very truly yours,

Charles D. MarLett
Corporate Secretary

In response to company request
To: Donald J. Carty, AMR Corporation Chairman, James D. MarLett, Secretary
Intend to continue to meet all rule 14a-8 rules including the full earlier verified stock ownership past the annual meeting
December 21, 2001

---

3 – FOR INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity.]

Submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Resolved:

INDEPENDENT DIRECTORS

AMR shareholders request a bylaw for the board (and/or management, if applicable) to nominate only independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website www.cii.org.

Institutional Investors own 90% of AMR stock.

The key board committees are:

- Audit
- Nominating
- Compensation

One important step

This one proposal, to concentrate independent directors on key committees, seems reasonable to compensate for the less than exemplary overall director independence standards maintained by AMR directors. For example:

1) Directors are allowed to collect additional fees from AMR in 3 separate instances:
Three directors respectively can collect legal fees, weather information fees and magazine publishing fees from AMR.

Compare AMR director fees to Enron director "side deals"
"Enron Directors' Deals Raise Eyebrows" – *Reuters* Headline

Directors of $80-billion Enron, under fire for failing to identify and correct problems that led to bankruptcy, had lucrative side deals with Enron – criticized by corporate governance experts. The side deals included consulting work.

2) AMR directors are allowed to have links to the same outside companies in 4 separate instances:

- 3 directors can have links to an outside company like Morgan Stanley
- 2 directors can have links to an outside company like Dell, etc.

3) Directors are allowed to sit on 4-to-8 outside boards in 7 separate instances:
- One director can sit on 8 outside boards
- 2 directors each can sit on 7 outside boards, etc.

4) 40% of the total board is allowed to have links to the company.

Independent oversight

Under current rules, non-independent directors, according to the above definition, could be nominated to key board committees *at almost any time in the future*. Independent oversight of our management can be a key means to address a sustained AMR recovery.

This topic won 45% approval at the PG&E Corporation (PCG) 2000 shareholder meeting.

The PG&E proposal text, with further information on potential conflicts for directors, is available at The Corporate Library website: www.thecorporatelibrary.com.

A Public Trust to Maintain

Director oversight of our company is a public trust. Our national commerce depends significantly on our company – in addition to our many customers, employees, retirees and institutional investors. The duty of our directors to loyalty and prudence can be safeguarded by the nomination of independent directors to key board committees.

For sustained shareholder value vote yes:

FOR INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 3

Text above the first horizontal line and text below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

RX TIME 12/22 '01 00:46

Charter of the Audit Committee of AMR Corporation

Role. The primary purpose of the Audit Committee ("Committee") is to assist the Board of Directors ("Board") of AMR Corporation ("Corporation") in fulfilling its responsibilities in overseeing management's conduct of the Corporation's financial reporting process, its systems of internal accounting and financial controls and its internal audit function. In performing its duties the Committee will: (i) review financial information provided by the Corporation to third parties (e.g., the Securities and Exchange Commission, the New York Stock Exchange, and the general public); (ii) review the independence of the independent auditor; and, (iii) review the Corporation's Business Ethics Program. Although the Committee has the responsibilities set forth in this Charter, management is responsible for preparing the Corporation's financial statements, and the independent auditor is responsible for auditing those statements. It is not the duty of the Committee to plan or conduct the audit or to determine that the Corporation's financial statements are complete and accurate or are in accordance with generally accepted accounting principles. Nothing in this Charter changes, or is intended to change, the responsibilities of management or the independent auditor. Moreover, nothing in this Charter is intended to increase the liability of the members of the Committee beyond that which existed before this Charter was approved by the Board.

Resources. The Committee will have the authority to retain special legal, accounting or other experts for advice and consultation. The Committee may request any officer or employee of the Corporation, the Corporation's outside legal counsel, or the independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee will have full access to the books, records and facilities of the Corporation.

Membership. The Committee will be composed of no fewer than three members of the Board. At all times the membership of the Committee will meet the requirements of the Audit Committee Policy of the New York Stock Exchange.

Responsibilities. The following functions will be the common recurring activities of the Committee. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

- Review and recommend annually to the Board of Directors the selection, retention or termination of the independent auditor, it being understood that the independent auditor is ultimately accountable to the Committee and the Board.

- Review annually with the independent auditor and the financial management staff of the Corporation the scope and general extent of the proposed audit.

- Review and approve the proposed engagement letter for the annual audit with the independent auditor including the proposed scope and fees for the audit.

- Review the results of the audit for each fiscal year of the Corporation with the independent auditor, the Chief Executive Officer, the Chief Financial Officer and other representatives of the Corporation. This review should cover and include, among other things, the audit report, the published financial statements, the "Management Letter Recommendations" prepared by the independent auditors, other pertinent reports and the matters to be discussed by SAS No. 61.

- Review with the independent auditor the Corporation's interim financial results to be included with the Corporation's quarterly reports on Form 10-Q including the matters to be discussed by SAS No. 61.

- Review with management and the independent auditor any changes in accounting principles in the financial statements proposed by management and approved by the independent auditor.

- Review with the independent auditor any new or proposed auditing, accounting and reporting standards, and management's plan to implement the required changes.

- Review annually the independence of the auditor, including an analysis of all substantial professional non-audit services provided by the independent auditor and the effect, if any, on the independence of the auditor.

- Review the internal audit function of the Corporation including the proposed programs for the coming year and the coordination of such programs with the independent auditor, with particular attention to maintaining an effective balance between independent and internal auditing resources.

- Review the progress of the internal audit program and key findings.

- Periodically review the Corporation's policies with respect to conflicts of interest and ethical conduct and recommend to the Board of Directors any changes in these policies, which the Committee deems, appropriate.

- Review annually this Charter and recommend any proposed changes to the Board.

- Review annually with the Corporation's Chief Compliance Officer the Corporation's Business Ethics Program.

- Review the Audit Committee report to be included in the Corporation's proxy statement.

- Develop procedures designed to ensure that (i) each member of Committee is "financially literate" as such term is defined by the Board in its business judgment and (ii) at least one member of the Committee has "financial management expertise" as such term is defined by the Board in its business judgment.

COMPENSATION/NOMINATING COMMITTEE CHARTER

Organization. The board of directors shall have a compensation/nominating committee composed of three or more outside directors who are independent of the management of the corporation, not employed by the corporation, and who are free of any relationship that would interfere with their exercise of independent judgment as a committee member.

Statement of Policy. The compensation/nominating committee shall provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community to ensure that the corporation's officers, key executives, and board members are compensated in accordance with the corporation's total compensation objectives and executive compensation policy. The committee shall advise, recommend, and approve compensation policies, strategies, and pay levels necessary to support the corporation's activities.

The compensation/nominating committee shall maintain free and open means of communication between the board of directors, the independent consultants, the internal human resources professionals, and the chief executive officer of the corporation.

Responsibilities. The compensation/nominating committee's policies should remain flexible to react to changing conditions and to ensure the board of directors and shareholders that: (1) the achievement of the overall goals and objectives of the corporation can be supported by adopting an appropriate executive compensation policy and implementing it through an effective total compensation program, and (2) the total compensation program and practices of the corporation are designed with full consideration of all accounting, tax, securities law, and regulatory requirements and are of the highest quality.

The compensation/nominating committee shall:

- Assist the corporation in defining an executive total compensation policy that (1) supports the corporation's overall business strategy and objectives, (2) attracts and retains key executives, (3) links total compensation with business objectives and the corporation's performance in good and bad times, and (4) provides competitive total compensation opportunities at a reasonable cost while enhancing shareholder value creation.

- Establish executive compensation policy for the key executives of the corporation.

- Approve the annual base salary levels, annual incentive opportunity levels, long-term incentive opportunity levels, awards of stock options and other stock based award, executive perquisites, employment agreements (if and when appropriate), change in control provisions/agreements (if and when appropriate), benefits, and supplemental benefits of the chief executive officer, named executive officers as required under securities law, and other key executives of the corporation.

- Evaluate annually the chief executive officer's and other key executives' compensation levels and payouts against (1) pre-established performance goals and objectives and (2) an appropriate peer group.
- Review and comment on the corporation's strategic and financial plans to determine their relationship to the compensation program.
- Review and assess performance target goals established before start of the plan year and determine when performance goals have been achieved at the end of the plan year.
- Administer the compensation program for the chief executive officer, named executive officers, and other key executives and ensure consistency with executive compensation policy.
- Review and recommend for approval new incentive plans to the board of directors that (1) are consistent with executive compensation policy and (2) monitor the appropriateness of payouts under alternative business scenarios.
- Review the retirement plans of the corporation and determine any differences between plan objectives, needs, and current benefit levels, approve any amendments, and review the results of the retirement plan investments for compliance with the corporation's polices, tax law, Employee Retirement Income Security Act of 1974 (ERISA), and related legal requirements.
- Review the group health care benefits provided against benefits provided by other corporations in the same industry, and evaluate the sharing of risk and funding for any self-administered benefits plans as well as the cost and effectiveness of plan administration.
- Select independent compensation consultants to advise the compensation/ nominating committee, when appropriate.
- Review the management succession program.
- Keep abreast of current developments in executive compensation outside the corporation.

The compensation/nominating committee must distinguish its oversight responsibility from involvement in the corporation's day-to-day management and the conduct of any independent compensation reviews.

The committee must work with management in accordance with this charter to demonstrate a clear relationship of pay levels to the corporation's performance and its returns to shareholders. The compensation/nominating committee will always be mindful of the fact that compensation structures not properly aligned with the corporation's objectives become a barrier to the corporation's effectiveness in delivering sustainable returns to shareholders.

doc\cmpchrtr

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 1, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AMR Corporation (AMR)
Investor Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the AMR Corporation (AMR) no action request. It is believed that AMR must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1)) [1 corresponds to the page number in the company no action request]
By referring to the investor by last name only in 14 instances the company does not explain how it wants to avoid tarnishing its claim with an *ad hominem* inference in contrast to a claim on the merits alone.

3) The company does not attempt to illustrate that the cited cases, starting with AT&T, should influence the outcome despite the distinctions the company ignores.

4) Company fallacy:
The entire board should implicitly be subject to the same standard in the company characterization/disparagement of "qualifications ... to which the Board as a whole is not subject."
4) The company makes claims that cut both ways.
4) These claims wash out company credibility on any ability to maintain the company listing on the NYSE.
4) Reason: Potential recurring problems in meeting the independence standard required for NYSE membership.
4) The company implies that it is absurd to place any limit on key committee membership to any director "perfectly qualified to serve generally on the Board."

4) Under this company claim there would be absolutely no reason to limit the CEO from serving on the audit committee.

4) The company claim of not having "enough directors" for "key committees" is meaningless without discussing the maximum number of directors permitted on the board and the minimum number of directors required for each key committee.
4) If, for the sake of argument, the proposal were already implemented, there is no company assurance that it will remain implemented for any meaningful length of time.
4) Under the company claim, the board will periodically be subject to reverting to violation of its current standard of independence, since at any point the board could be caught off-base with not "enough directors" with qualifications to staff key committees.
4) Under the company claim, the board could be periodically subject to violating the NYSE independence requirement, since at any time the board could be subject to not "enough directors with qualifications.

4) Contradiction:
The company highlights the purported powerlessness of its board. Then in contradiction the company claims that its purported powerless board has already implemented essentially what it claimed it has no power to do earlier
4) In other words the company claims that it can't do something, but it already has.
4) The company does not explain the barrier that stops it cold from implementing a material enhancement of this topic that merely requires a higher standard.
4) This higher director independence standard is receiving increased attention due to the Enron bankruptcy. For investors AMR's independence standards may have disturbing similarities to Enron.

4) Company contradiction:
This proposal is simply asking for a precatory vote to enhance materially a topic that the company professes here to support.
4) The company has not answered a reasonable objection:
If the New York Stock Exchange raised its director independence standards would AMR be de-listed due to the board's lack of power.
4) The company has not answered a reasonable objection:
If the company can implement part of a standard, why can't it implement a mere enhancement of that standard.
4) Company contradiction:
Since the company claims support for this topic, it does not seem consistent for the company to object to listening to an investor precatory voting-input for a mere enhancement of this topic.
4) The company does not claim to have an explicit investor *not to listen* policy.
4) It is not believed that the company has claimed to have achieved its $5 billion stature by not listening.

5) Jumping to a baseless conclusion:
If directors meet this criteria on January 24, 2002 by happenstance or not, then it is conclusive that the directors and their successors will meet, and be required to meet, this criteria in the future.
5) There is no point-to-point comparison of the company standards of independence and the proposal's standards.

6) Company fallacy:
A past corporate governance practice that can reoccur cannot be communicated to investors – except through avenues too costly for an individual investor to use.

6) The company claims that legal services and weather forecasting services for an airline could not be categorized as consulting.
6) The company fails to recognize the distinction of:
(a) The less that optimum director links cited by the proposal text
and
(b) The obvious observation that all directors must have some link to the company or they cannot function as directors.

7) The level of support for the same corporate governance topic at another company for a proposal, that successfully challenged an exclusion attempt, is presumed irrelevant.
7) Company fallacy:
Investors cannot communicate a topic-to-topic vote comparison at another major company.
7) Alarmist company text:
"So pervasive"
"Unfounded attacks"
"Baseless statements"
7) The company does not claim to elevate the status of corporate governance through the use of the above alarmist or inflammatory text.
7) The company does not explain how this text is a credible closing for a professional letter.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,

John Chevedden
Shareholder
cc: AMR

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

March 5, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AMR Corporation (AMR)
Investor Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is submitted to further support the February 1, 2002 responses to the company no action letter.

The March 1, 2002 company opposing text illustrates the double standard that the company promotes for company text and undermines the company critique of shareholder text. After a rigorous critique of shareholder text the company may have forsaken reasonable standards of accuracy and support in its own text.

In other words the company seems to preach strict regulatory enforcement for shareholder text while practicing a lose standard for company text.

Thus it is possible that the company will issue a false and/or misleading definitive proxy. The following changes are believed needed in the company opposing text to be consistent with rule 14a-8 and 14-9.

Paragraph 1

• To ensure the independence of directors

Misleading since the shareholder proposal, which this company text responds to, has a different standard of independence. The company ignores this key distinction.

Paragraph 2

• Director relationships are de minimis

Unsupported

There is no dollar figure even given for particular directors since their board service begar

• There is no evidence that those [non-independent] relationships have compromised the independence of directors.

Unsupported

There is not even a company claim that the directors have a clean record concerning shareholde lawsuits.

• Bylaws currently require that the members of those committees be independent.

Again misleading since the shareholder proposal, which this company text responds to, has a different standard of independence. The company ignores this key distinction.

Paragraph 3

• To *arbitrarily exclude from consideration any candidate*

False

The shareholder text gives a definition of independence and a source to review the sound reasons for this standard of independence.

The company is out of touch with post-Enron concepts of accountability

The company has not proved that this definition is arbitrary.

The above is added to the text submitted on February 1, 2002 which follows and has minor changes.

This is respectfully submitted in response to the AMR Corporation (AMR) no action request. It is believed that AMR must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1)) [1 corresponds to the page number in the company no action request]

By referring to the investor by last name only in 14 instances the company does not explain how it wants to avoid tarnishing its claim with an *ad hominem* inference in contrast to a claim on the merits alone. This is unprofessional.

3) The company does not attempt to illustrate that the cited cases, starting with AT&T, should influence the outcome despite the distinctions the company ignores.

4) Company fallacy:

The entire board should implicitly be subject to the same standard in the company characterization of "qualifications ... to which the Board as a whole is not subject."

4) The company makes a claims that cuts both ways.

4) These claims wash out company credibility on any ability to maintain the company listing on the NYSE.

4) Reason: Potential recurring problems in meeting the independence standard required for NYSE membership.

4) The company implies that it is absurd to place any limit on key committee membership to any director "perfectly qualified to serve generally on the Board."

4) Under this company claim there would be absolutely no reason to limit the CEO from serving on the audit committee.

4) The company claim of not having "enough directors" for "key committees" is meaningless without discussing the maximum number of directors permitted on the board and the minimum number of directors required for each key committee.

4) If, for the sake of argument, the proposal were already implemented, there is no company assurance that it will remain implemented for any material length of time.

4) Under the company claim, the board will periodically be subject to reverting to violation of its current standard of independence, since at any point the board could be caught off-base with not "enough directors" with qualifications to Staff key committees.
4) Under the company claim, the board could be periodically subject to violating the NYSE independence requirement, since at any time the board could be subject to not "enough directors" with qualifications.
4) Contradiction:
The company highlights the purported powerlessness of its board. Then in contradiction the company claims that its purported powerless board has already implemented essentially what it claimed it has no power to do earlier.

4) In other words the company claims that it can't do something, but it already has.
4) The company does not explain the barrier that stops it cold from implementing a material enhancement of this topic that merely requires a higher standard.
4) This higher director independence standard is receiving increased attention due to the Enron bankruptcy. For investors AMR's independence standards may have disturbing similarities to Enron.

4) Company contradiction:
This proposal is simply asking for a precatory vote to enhance materially a topic that the company professes here to support.
4) The company has not answered a reasonable objection:
If the New York Stock Exchange raised its director independence standards would AMR be de-listed due to the board's lack of power.
4) The company has not answered a reasonable objection:
If the company can implement part of a standard, why can't it implement a mere enhancement of that standard.

4) Company contradiction:
Since the company claims support for this topic, it does not seem consistent for the company to object to listening to an investor precatory voting-input for a mere enhancement of this topic.
4) The company does not claim to have an explicit investor *not to listen* policy.
4) It is not believed that the company has claimed to have achieved its $5 billion stature by not listening.

5) Jumping to a baseless conclusion:
If directors meet this criteria on January 24, 2002 by happenstance or not, then it is conclusive that the directors and their successors will meet, and be required to meet, this criteria in the future.
5) There is no point-to-point comparison of the company standards of independence and the proposal's standards.

6) Company fallacy:
A past corporate governance practice that can reoccur cannot be communicated to investors – except through avenues too costly for an individual investor to use.
6) The company claims that legal services and weather forecasting services for an airline could not be categorized as consulting.

6) The company fails to recognize the distinction of:
(a) The less that optimum director links cited by the proposal text
and
(b) The obvious observation that all directors must have some link to the company or they cannot function as directors.

7) The level of support for the same corporate governance topic at another company for a proposal, that successfully challenged an exclusion attempt, is presumed irrelevant.
7) Company fallacy:
Investors cannot communicate a topic-to-topic vote comparison at another major company.

7) Alarmist company text:
"So pervasive"
"Unfounded attacks"
"Baseless statements"
7) The company does not claim to elevate the status of corporate governance through the use of the above alarmist or inflammatory text.
7) The company does not explain how this text is a credible closing for a professional letter.

Sincerely,

John Chevedden
Shareholder
cc: AMR

Directors of $80-billion Enron, under fire for failing to identify and correct problems that led to bankruptcy, had lucrative side deals with Enron – criticized by corporate governance experts. The side deals included consulting work.

2) AMR directors are allowed to have links to the same outside companies in 4 separate instances:

- 3 directors can have links to an outside company like Morgan Stanley
- 2 directors can have links to an outside company like Dell, etc.

3) Directors are allowed to sit on 4–to–8 outside boards in 7 separate instances:

- One director can sit on 8 outside boards
- 2 directors each can sit on 7 outside boards, etc.

4) 40% of the total board is allowed to have links to the company.

Independent oversight

Under current rules, non-independent directors, according to the above definition, could be nominated to key board committees *at almost any time in the future*. Independent oversight of our management can be a key means to address a sustained AMR recovery.

This topic won 45% approval at the PG&E Corporation (PCG) 2000 shareholder meeting.

The PG&E proposal text, with further information on potential conflicts for directors, is available at The Corporate Library website: www.thecorporatelibrary.com.

A Public Trust to Maintain

Director oversight of our company is a public trust. Our national commerce depends significantly on our company – in addition to our many customers, employees, retirees and institutional investors. The duty of our directors to loyalty and prudence can be safeguarded by the nomination of independent directors to key board committees.

For sustained shareholder value vote yes:

FOR INDEPENDENT DIRECTORS ON KEY COMMITTEES

YES ON 4

The Board of Directors opposes this proposal.

(1) Currently the AMR Board is composed of twelve directors. One of those directors, Mr. Carty, is also an employee of the Corporation. Of the remaining eleven directors, AMR

already has in place adequate requirements to ensure the independence of the Board and the key Committees of the Board.

2 With respect to the Board, the financial relationships between the identified directors and the Corporation either do not exist or are *de minimis*. The proponent refers to legal fees and weather information fees. Legal fees refer to Mr. Kelly who retired in 2000. In the past, the University of Oklahoma (of which Mr. Boren is President) received fees for meteorological service. Such fees were not paid in 2001. As to the other fees identified by the proponent the amounts at issue are immaterial. There is no evidence that those relationships have compromised the independence of a director. The number of directors who have no ties with the Corporation (financial or otherwise) is clearly larger than those who have *de minimis* financial relationships. Also, as a matter of Board practice, directors who may have an interest in a matter being considered by the Board routinely recuse themselves. As to the key Committees of the Board (the Audit and Compensation/Nominating Committees), the Corporation's Bylaws currently require that the members of those Committees be independent. Further, the members of those Committees must meet independence standards as adopted from time to time by the Securities and Exchange Commission and/or the New York Stock Exchange.

3 The Board, therefore, believes that this proposal has been substantially implemented in light of the Corporation's existing Bylaws and its practices. Further, in considering future Board candidates the Corporation needs to consider as many qualified individuals as possible. To arbitrarily exclude from consideration any candidate who may have a financial relationship with the Corporation (however slight) would not be in the best long term interests of the Corporation or its stockholders.

For these reasons, the Board of Directors recommends a vote AGAINST this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AMR Corporation
Incoming letter dated January 24, 2002

The proposal requests that the Company adopt a bylaw that the board nominate independent directors to key board committees to the fullest extent possible.

We are unable to concur in your view that AMR may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Revise "www.cii.org" to provide a citation to a specific source for the definition referenced;
- delete the phrase that begins "This one proposal . . ." and ends ". . . For example: 1)";
- provide factual support for the discussion that begins "1) Directors allowed to collect . . ." and ends ". . . publishing fees from AMR";
- delete the discussion that begins "Compare AMR director . . ." and ends ". . . consulting work";
- delete the discussion that begins "2) AMR directors . . ." and ends ". . . have links to the company"; and
- delete the discussion that begins "This topic won . . ." and ends ". . . www.thecorporateliblrary.com."

Accordingly, unless the proponent provides AMR with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AMR omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AMR may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that AMR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that AMR may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AMR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Attorney-Advisor